

Mail Stop 4561

July 20, 2016

Muhunthan Canagasooryam
President and Chief Executive Officer
Duo World, Inc.
170 S. Green Valley Parkway
Suite 300
Henderson, NV 89012

> **Re:** **Duo World, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 28, 2016**
> **File No. 333-211460**

Dear Mr. Canagasooryam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   You indicate in the first paragraph that the selling shareholders will offer and sell their shares of common stock at a fixed offering price "until a trading market develops." Revise, consistent with your disclosure in the third paragraph, that selling shareholders may sell at prevailing prices after your common stock is quoted on the OTC Bulletin Board. Please note that the OTC Pink Marketplace mentioned on page 3 is not an established public trading market into which the selling shareholders may offer and sell their shares of common stock at other than a fixed price.

Prospectus Summary

Overview, page 1

2.   Please provide support for your statements on pages 2 and 27 that leading or dominant Pay TV operators and companies in other industries are employing your products.

Risk Factors

"We are an 'emerging growth company' and any decision . . . ," page 5

3.   Please clarify the extent to which these reduced requirements will continue to be available to you as long as you remain a smaller reporting company.

"Because our officers and directors reside outside of the United States . . . ," page 7

4.   Please disclose the risk U.S. shareholders face in bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

"We may be exposed to potential risks resulting from the new requirements . . . ," page 14

5.   Please note that under Instruction 1 to Item 308 of Regulation S-K, management's report is not required until your second annual report after becoming a reporting company. Please revise.

"We will be subject to the periodic reporting requirements . . . ," page 14

6.   You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act. If not, revise to clarify your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Description of Business, page 27

7.   We note that your business is undergoing a transformation from a provider of on-premises software solutions for subscription management and billing and customer lifecycle management to a provider of a cloud-based platform ("DuoWorld") on which these software solutions may be developed, marketed, and deployed by not only you but also third parties. Please revise your disclosure to more clearly convey to investors the nature and significance of this transformation. In addition, with regard to each new

product, disclose the steps and obstacles remaining prior to the October 2016 planned commercial launch.

Dependence on One or a Few Major Customers, page 32

8.   Please tell us what consideration you have given to filing any agreements with your customers representing 32%, 27%, and 14% of your net sales in the fiscal year ended March 31, 2016, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note your disclosure in a risk factor on page 8 that you have certain contracts with these customers that "could adversely affect" your business if they are lost.

Directors and Executive Officers, page 45

9.   Please revise this section to clearly provide the disclosure required by Item 401(e) of Regulation S-K, including the specific dates of prior business experience during the past five years for each individual.

10.   We note that Mr. Canagasooryam also serves as the chief executive officer of the Information Communication Technology Agency of Sri Lanka. In light of this other business commitment, please indicate the number of hours per week that he devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention that he is able to devote to the company, and possible conflicts of interest faced by him as a result of this activity, in each case to the extent it poses significant risks to the company.

11.   Your disclosure regarding Mr. Ameen indicates that he serves as an executive officer of your company in the capacity of legal director. On page 52, however, you disclose that he is your only independent director. Please revise or advise.

Executive Compensation

Compensation Discussion and Analysis, page 56

12.   In the penultimate paragraph of this section, you refer to performance objectives or benchmarks for 2015. Please update to provide information for your fiscal year ended March 31, 2016. In addition, discuss the material terms of each named executive officer's compensation arrangement. Refer to Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 56

13.   Your tabular disclosure is limited to the beneficial ownership of your common stock. Please revise to also disclose the beneficial ownership of your preferred stock in accordance with Item 403 of Regulation S-K.

14.   We note that Mr. Canagasooryam holds 28,000,000 shares of your common stock and 5,000,000 shares of your preferred stock, each of which is convertible into 10 shares of your common stock. You disclose, however, that Mr. Canagasooryam holds 33,000,000 shares of your common stock after giving effect to the right of conversion of the preferred stock. Please revise the amount of his ownership accordingly.

Certain Relationships and Related Transactions, page 59

15.   We note your disclosure in Note 10 on page F-13. Please tell us why you are not required to disclose these transactions or provide the disclosure required by Item 404 of Regulation S-K and file any related agreements.

Signatures, page 70

16.   Please indicate the capacities in which Ms. Perera is signing the registration statement. Refer to Instruction 1 under Signatures of Form S-1 and note that the registration must be signed by the principal financial officer and controller or principal accounting officer.

Exhibit 5.1

17.   Please file an opinion that states that the shares are legally issued, fully paid and non-assessable, as the shares you are registering are already outstanding. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Accountant, at (202) 551-3407 or me if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information
Technologies and Services

cc: David E. Wise, Esq.
        WiseLaw, P.C.